Exhibit 5.1

December 31, 2020

Ionis Pharmaceuticals, Inc.
2855 Gazelle Court
Carlsbad, CA 92010

Ladies and Gentlemen:

You have requested my opinion with respect to certain matters in connection with the filing by Ionis Pharmaceuticals, Inc.  (the “Company”) of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission, covering the offering of 2,603,429 shares of the Company’s Common Stock, $.001 par value (the “Shares”), of which, 2,603,429 Shares are issuable pursuant to its Ionis Pharmaceuticals, Inc. 2020 Equity Incentive Plan (the “2020 Plan”) as described in the Registration Statement.

In connection with this opinion, I have examined and relied upon the Registration Statement, the Company’s Restated Certificate of Incorporation, as amended, and Bylaws and the originals or copies certified to my satisfaction, of such records, documents, certificates, memoranda and other instruments as in my judgment are necessary or appropriate to enable me to render the opinion expressed below.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that the Shares, when issued and sold in accordance with the 2020 Plan and related prospectuses, will be validly issued, fully paid and nonassessable.

I consent to the reference to myself under the caption “Interests of Named Experts and Counsel” in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Patrick R. O’Neil

Patrick R. O’Neil
Executive Vice President, Legal, General Counsel and Corporate Secretary